REFERENCE: 82-34854

QUERIES: JAMES DUGGAN

00 353 (0) 1 6161335


c&c group plc

With compliments





05009221

SUPPL

Kylemore Park, Dublin 10, Ireland.

T: +353 1 616 1100. F: +353 1 616 1125. info@candcgroup.ie www.candcgroupplc.com

The Irish Stock Exchange
Anglesea Street
Dublin 2

The Companies Announcements Office
London Stock Exchange
Paternoster Square
London

20th June, 2005

Dear Sirs,

I hereby give notice that options were granted on 20th June 2005 to the following directors:

	Number of Options
Brendan Dwan	80,900
Brendan McGuinness	85,400
James Muldowney	66,600
Maurice Pratt	246,400

These options are over ordinary shares of €0.01 each and were granted at nil cost. The exercise price is €3.56. Subject to the satisfaction of the performance condition these options are exercisable from 20th June 2008 to 19th June 2012.

The interests of these directors in the share capital of the Company and their total holding of share options are now as follows:

Name	**Shareholding Number**	**Shareholding percentage**	**Share option**
Brendan Dwan	1,019,999	0.32%	403,100
Brendan McGuinness	1,174,510	0.37%	426,200
James Muldowney	301,073	0.09%	343,600
Maurice Pratt	993,310	0.31%	1,350,900

Yours faithfully,

Noreen O'Kelly
Company Secretary
Phone: +3531 616 1100